Exhibit 10.1

Maven Executive Bonus Plan

TheMaven, Inc. (“Company”) has established this Executive Bonus Plan (“Plan”) to reward eligible employees for their individual performance and their contribution to the successful performance of the Company. This document describes the Plan’s features.

Plan Year: The Plan operates on a calendar year basis, sometimes referred to as the Plan Year.

Eligibility: Executive employees of the Company will participate as described in their individual employment agreements, or as specifically designated by the Company, in its sole discretion, apart from an individual employment agreement.

Establishment of the Bonus Targets

Target Bonus Pool: The Company will establish a target bonus pool (“Target Bonus Pool”), which will be based on the aggregate Target Bonuses of all eligible executive employees and adjusted to take into account the Company’s expected cash position and EBITDA with respect to each Plan Year. At the same time, the Company will establish its Target EBITDA and Target Cash Position for the Plan Year. For the purposes of the Plan, “EBITDA” is defined as earnings before (i) any accrual for bonuses under the Plan (as well as accruals under the Company’s Annual Bonus Plan for non-executives) and (ii) interest, taxes, depreciation, amortization, non-cash stock compensation expense and other non-cash or non-recurring charges (all as determined by the Company). The amount allocated to the Target Bonus Pool will be at the sole discretion of the Company.

Executive Bonus and Targets: An eligible executive’s actual bonus (“Executive Actual Bonus Amount”) will be derived from two factors: (1) the executive’s designated Target Bonus Amount, as defined in the executive’s employment agreement and (2) the Company’s performance relative to its EBITDA target for the Plan Year and each calendar quarter of the Plan Year. As described more fully below, following each calendar quarter an “advance” or “draw” against an executive’s bonus will be paid if quarterly targets are achieved, measured on a cumulative basis. Schedule A illustrates how these three considerations determine a bonus payment, including quarterly draws.

Calculation of the Actual Bonus Pool

Actual Bonus Pool: Within 75 days of the end of each Plan Year, the Company’s management, in its sole discretion, will determine the “Actual Bonus Pool.” The calculation will be based on the lesser of the amount determined by the EBITDA calculation or the amount determined based on the Target Cash Position.

1.	The determination of the Actual Bonus Pool related to the Company EBITDA performance will be calculated as follows:

a.	If actual EBITDA performance falls below 75% of Target EBITDA for the Plan Year, the Actual Bonus Pool will be $0.

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b.	From 75% achievement to 100% achievement of the Target EBITDA for the Plan Year, the Actual Bonus Pool will be 50% of the Target Bonus Pool at 75% achievement of the Target EBITDA, increased by 2% of the Target Bonus Pool for every 1% increase in the percentage achievement of Target EBITDA, up to 100% of the Target Bonus Pool at 100% achievement of the Target EBITDA.
c.	Above 100% achievement of the Target EBITDA, the Actual Bonus Pool will increase by 2% of the Target Bonus Pool for every 1% increase in the percentage achievement of Target EBITDA, up to a maximum 200% of the Target Bonus Pool.

2.	In order to qualify to pay out the Actual Bonus Pool, the Company must have the Target Cash Balance on hand after giving effect to the payment of the bonus pool determined in 1 above. If the actual cash balance is less than the Target Cash Balance, then the amount determined in 1 above will be reduced to an amount that would yield the Target Cash Balance. If the cash balance before giving effect to the bonus pool calculated in 1 above is less than the Target Cash Balance, then the Actual Bonus Pool will be $0.
3.	Management’s computations of the Actual Bonus Pool will be subject to the review and approval of the Compensation Committee of the Board of Directors.

Actual Executive Bonus: Each executive’s Actual Bonus Amount will be determined based on that executive’s two considerations, as outlined above. The same ratio of the actual vs. target bonus pool determined in section 1 of the Actual Bonus Pool calculation above will be used for every executive’s EBITDA performance factor. The resulting percentage will be multiplied by the executive’s Target Bonus Amount to yield the individual’s Actual Bonus Amount. The formula for determining the Actual Bonus Amount is as follows:

Executive Target Bonus Amount x EBITDA Achievement % = Executive Actual Bonus Amount

The Company reserves the right to apply positive or negative discretion to the Actual Bonus Amount payment to any individual executive.

Payouts—Quarterly and Final

Within 30 days following the close of each of calendar quarter of the Plan Year, the Company will pay out up to 100% of one-quarter’s allocation (i.e., 25%) of the Executive Target Bonus based on the criteria specified below. These minimum payments will offset payment of the final Executive Actual Bonus Amount, but the quarterly payments are not subject to recoupment, regardless of what the final Executive Actual Bonus Amount calculation turns out to be following the close of the Plan Year.

The quarterly draws on an executive’s potential annual bonus will be calculated as follows:

●	If at the end of the quarter the Company achieves less than 50% of the EBITDA target for that quarter, then no quarterly draw on the annual bonus will be paid.

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●	If at the end of the quarter the Company achieves 50% or more of the EBITDA target for that quarter, then the executive will receive, as a quarterly draw against the annual bonus, a payment equal to 25% of the Executive Target Bonus multiplied by the percentage of the EBITDA target for the quarter. For example, if for a quarter the Company’s EBIDTA through the end of the quarter is 75% of target, then the executive would be paid as a quarterly draw against the annual bonus 75% of 25% (or 18.75%) of the Executive Target Bonus.
●	With respect to calculations for the second, third and fourth quarters of a Plan Year, the determination of the Company’s achievement of the EBITDA goals will be cumulative—i.e., based on a consideration of that achievement in that quarter and any prior quarters in the Plan year.
●	In no event will a quarterly draw against an annual bonus exceed 25% (i.e., 100% of 25%) of the Executive Target Bonus.

At the end of the Plan Year, a final payment will be made in a lump sum on March 31 (or the next regular payroll date) following the close of the Plan Year. Unless required otherwise under applicable law, an executive must be actively employed on that date (as well as on the date of any quarterly minimum payment), or on an approved leave of absence, in order to receive a bonus payment under the Plan, unless the Company decides, in its sole discretion, to waive the requirement.

Payments under the Plan will be considered taxable income to participants and will be subject to applicable tax withholding.

General Terms and Conditions

Amendment and Termination. The Company reserves the right to amend, modify or discontinue the Plan at any time for any reason in its sole discretion.

Program Administration. The Plan will be administered by the Company’s President, or the individual(s) to whom the President may delegate responsibility, or in the case of the President, the Compensation Committee (“Administrator”). The Administrator has the sole authority to interpret the Plan and to make or nullify any rules and procedures, as necessary, for proper administration. Any determination by the Administrator will be final and binding on all employees.

No Right to Employment. Nothing in the Plan will confer upon any person the right to continue in the employment of the Company (or any affiliate) or affect the right of the Company (or any affiliate) to terminate the employment of any executive employee. Unless otherwise set forth in a customized individual employment agreement, all executive employees shall remain at-will employees.

Unfunded Benefits. The benefits under the Plan will constitute an unsecured liability that is payable, if and when due, by the Company out of its general assets.

Code Section 409A. The Plan is intended to satisfy the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), by either satisfying the short-term deferral exemption or by having a fixed payment date. The Company reserves the right to amend the Plan as necessary, in its sole discretion, to comply with Code Section 409A.

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SCHEDULE A

THE MAVEN EXECUTIVE BONUS PLAN

EXAMPLE: Jane is an executive, whose individual employment agreement designates a Target Bonus Percentage of 50%. If Jane’s annual salary is $300,000, her Executive Target Bonus Amount would be $150,000.

Assume that for a given Plan Year, Jane’s individual performance and the Company’s actual EBITDA through each quarter is as follows:

●	Through the 1st quarter the Company achieves 60% of target EBITDA
●	Through the 2nd quarter the Company achieves 75% of target EBITDA
●	Through the 3rd quarter the Company achieves 105% of target EBITDA
●	Through the 4th quarter the Company achieves 125% of target EBITDA

With a Target Bonus Amount of $150,000, each quarter’s allocation would be $37,500 (i.e., 25% of $150,000), and based on the achievements described above, Jane’s quarterly bonus draws would be as follows:

●	1st quarter—the achievement percentage is 60%, so the quarterly bonus draw would be $22,500 (i.e., 60% of $37,500)
●	2nd quarter—the achievement percentage is 75%, so the quarterly bonus draw would be $28,125 (i.e., 75% of $37,500)
●	3rd quarter—the achievement percentage is 90%, so the quarterly bonus draw would be $33,750 (i.e., 90% of $37,500)
●	4th quarter—the achievement percentage is 100%, so the quarterly bonus draw would be $37,500 (i.e., again, 100% of $37,500)

The quarterly bonus draws will offset payment of the final Actual Bonus Amount, but are not subject to recoupment, regardless of what the final Actual Bonus Amount calculation turns out to be following the close of the Plan Year.

Assume also for this same Plan Year the Company hits 95% of its EBITDA target. To determine Jane’s Actual Bonus Amount, multiply her Executive Bonus Target by 90% (the payout % for 95% achievement). The result would be $135,000. The amount of $135,000 is then reduced by the amount of the quarterly draws that have been made during the year (in this case, an aggregate amount of $121,875), resulting in a final payment of $13,125. Note that in the event the Actual Bonus Amount totaled less than the aggregate amount of minimum quarterly payments that had been made, Jane would not be required to return any of the minimum quarterly payments.

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